Kyivstar restores voice services across Ukraine, starts the reactivation of mobile data services Amsterdam, 14 December 2023, 20.00 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that, following Tuesday’s widespread cyber-attack and the subsequent service outage, its Ukrainian subsidiary Kyivstar is restoring connectivity on its networks. According to the latest updates from Kyivstar, in the territory controlled by Ukraine: • More than 90% of mobile base stations are now operational • Voice services have been switched on across the country • Data connectivity on the fixed network is now active and available • Re-activation of mobile data connectivity has also begun, starting with Ivano- Frankivsk in Western Ukraine – the first region where mobile internet is restored. To avoid network congestion, Kyivstar is gradually restoring other services and stabilizing operations as they progress. The actual experience of Kyivstar customers might vary depending on a number of factors, and the company’s technical team are working diligently to resolve all issues related to accessibility of the network and the quality of the experience. Kyivstar routinely advises its customers on service restoration on its social media channels. The full financial impact remains not quantifiable at this stage as the restoration of services continue. VEON and Kyivstar thank the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies for their immediate response and assistance in addressing the attack, and their support in restoring services. They also express their gratitude to Kyivstar customers, corporate clients, partners and industry colleagues for the overwhelming support they have shown on public and private channels. VEON and Kyivstar reiterate their commitment to keeping Ukraine connected and resilient. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s efforts to address the consequences of a cyberattack. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com TUVA Partners Julian Tanner Julian.tanner@tuvapartners.com